October 31, 2018

Scott Kriss
Chief Accounting Officer
OFFICE DEPOT INC
6600 North Military Trail
Boca Raton, Florida 33496

       Re: OFFICE DEPOT INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 8-K Filed August 7, 2018
           File No. 001-10948

Dear Mr. Kriss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed August 7, 2018

Exhibit 99.1, page 1

1. Reference is made to your disclosure of historical and expected free cash flow. Regarding both historical and expected free cash flow, please tell us your consideration of providing the disclosures prescribed by Item 10(e)(1)(i)(B)-(D) of Regulation S-K. Regarding your presentation of expected free cash flow, please tell us your consideration of disclosing expected operating cash flow with equal or greater prominence. Refer to
Item 10(e)(i)(A)
      of Regulation S-K.
Exhibit 99.1, page 4

2. Reference is made to your presentation of CompuCom unaudited adjusted historical
 Scott Kriss
OFFICE DEPOT INC
October 31, 2018
Page 2
      results for the second quarter of 2017 and for fiscal 2017 . Please tell us how the historical results were adjusted. In addition, tell us your consideration of whether the adjusted historical results represent non-GAAP measures. Refer to Item 10(e)(2) of
      Regulation S-K.
Exhibit 99.1, page 10

3. Reference is made to your reconciliations of GAAP amounts to Non-GAAP amounts.
      Please tell us your consideration of including footnote disclosure that describes the reconciling items when not obvious given the line item description.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                            Sincerely,
FirstName LastNameScott Kriss
                                                            Division of
Corporation Finance
Comapany NameOFFICE DEPOT INC
                                                            Office of Consumer
Products
October 31, 2018 Page 2
cc:       David Bleisch
FirstName LastName